

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 2, 2013

Via E-mail
John A. Conklin
President and Chief Executive Officer, Chief Financial Officer
New Energy Technologies, Inc.
9192 Red Branch Road, Suite 110
Columbia, MD 21045

> **Re:** **Post-Effect Amendment to Registration Statement on Form S-1**
> **Filed December 7, 2012**
> **File No. 333-182253**

Dear Mr. Conklin:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Calculation of Registration Fee

1. Please revise the registration fee table to separately list each security that is being registered. In particular, while you have registered the common stock, you have not separately registered the Units or the Series H Stock Purchase Warrants. Please revise your disclosure in the fee table and elsewhere in the prospectus.

Description of our Securities, page 53

2. Please describe all material terms of the Series G Warrants and Series H Warrants, including exercise terms.

Exhibit 23.1

3. Please have counsel revise the legality opinion to opine on the Units and each security component of the Units. Please note that counsel should provide a binding obligation

opinion with respect to the legality of the Units. Since the warrants are contractual obligations issued pursuant to agreements, counsel must opine that the warrants, when issued, will be a binding obligation under the law of the jurisdiction governing the warrants. Counsel should provide an opinion with respect to whether the common stock will be, when sold: legally (or validly) issued; fully paid; and non-assessable. Please refer to Staff Legal Bulletin No. 19 available at http://www.sec.gov/interps/legal/cfslb19.htm for further guidance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

John A. Conklin
New Energy Technologies, Inc.
January 2, 2013
Page 3

       Please contact Asia Timmons-Pierce, Staff Attorney, at 202-551-3754 or me at 202-551-3397with any other questions.

                              Sincerely,

                              /s/ Jay Ingram

                              Jay Ingram
                              Legal Branch Chief